Andante Investments Inc.
600 Travis, Suite 6500
Houston, TX 77002


EXHIBIT "D"
                                  March 1, 1999


Mr. L. Mychal Jefferson II
Unicorp, Inc.
3730 Kirby, Suite 1200
Houston, Texas 77098

         Re:      S-8 Stock Agreement

Dear Mr. Jefferson:

         At the present time, Unicorp, Inc. owes Andante Investments Inc. at least $5,000 for consulting services rendered and incurred. In payment thereof, Andante Investments Inc. agrees to accept freely trading stock in Unicorp, Inc., worth $5000. Unicorp, Inc., will cause to be prepared and will file the required S-8 to accomplish the issuance of the stock worth $5000. Said stock will be issued to Andante Investments Inc. as soon as possible after the filing of the Form S-8. In that regard, the stock to be issued to Andante Investments Inc. will be valued at $1.00 per share.

Very truly yours,

Andante Investments Inc.

By: /s/ Monica West, President
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